UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

SCHEDULE 13G

 Under the Securities Exchange Act of 1934
 (Amendment No. 1)

        Gold Standard Ventures Corp.
(Name of Issuer)

     Common shares, no par value
(Title of Class of Securities)

380738104
(CUSIP Number)

December 31, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 [   ]      Rule 13d-1(b)

 [   ]      Rule 13d-1(c)

 [X]      Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 380738104

1	Name of Reporting Person: Jonathan Awde I.R.S. Identification No. of above person (entities only): Not applicable
2	Check the Appropriate Box if a Member of a Group (See Instructions):(a) [ ] (b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization: Canadian citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power: 4,120,500
	6	Shared Voting Power: -0-
	7	Sole Dispositive Power: 4,120,500
	8	Shared Dispositive Power: -0-

9	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,120,500
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): [X]
11	Percent of Class Represented by Amount in Row (9): 4.88%
12	Type of Reporting Person: IN

Item 1.

(a)	Name of Issuer:
Gold Standard Ventures Corp.

(b)	Address of Issuer's Principal Executive Offices:
         815 West Hastings Street, Suite 610
         Vancouver, BC V6C 1B4
Item 2.

(a)	Name of Person Filing:
Jonathan Awde

(b)	Address of Principal Business Office
or, if none, Residence:
         815 West Hastings Street, Suite 610
         Vancouver, BC V6C 1B4

(c)	Citizenship:
Canadian

(d)	Title of Class of Securities:
Common shares, no par value

(e)	CUSIP Number:
380738104

Item 3.

If this statement is filed pursuant to §240.13d-1(b) or §240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) ☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f) ☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g) ☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h) ☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k) ☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.                 Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: Not applicable

(b)	Percent of class:

(c)	Number of shares as to which the person has:

(i)	sole power to vote or to direct the vote: 4,120,500 (includes 675,000 shares underlying options)

(ii)	shared power to vote or to direct the vote: -0- (excludes shares as to which reporting person disclaims beneficial ownership)

(iii)	sole power to dispose or to direct the disposition of: 4,120,500 (includes 675,000 shares underlying options)

(iv)	shared power to dispose or to direct the disposion of: -0- (excludes shares as to which reporting person disclaims beneficial ownership)

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.  ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

 Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable

Item 8.	Identification and Classification of Members of the Group

 Not applicable

Item 9.	Notice of Dissolution of Group

 Not applicable

Item 10.	Certification

By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2013	/s/Jonathan Awde
Name: Jonathan Awde